GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700

03003240

6 January 2003

The United States Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

SEC MAIL PROCESSING RECEIVED JAN 17 2003 WASH, D.C. 183 SECTION

**Exemption File 82-5204**
Dew GKN PLC SUPPL

Dear Sir,

For your information I enclose a copy of an announcement sent to the London Stock Exchange today.

Yours faithfully,

S DeRitter

pp **David Pavey**
Assistant Company Secretary

Enc.

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

dlw 1/24

COMPLIANCE/SEC/COR/notification of press release

GKN plc is registered in England No. 4191106
Registered office: PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England

## Announcement date for GKN 2002 Preliminary Results

GKN's preliminary results for 2002 together with the proposed 2002 final dividend will be announced on Monday, 3 March 2003.

G. Denham
Company Secretary

6 January 2003